

02002592

82-1711







RECEIVED
JAN 18 2002
316

SUPPL

BERINGER BLASS
WINE ESTATES
EST 1876

Fosters Brewing Group

13 November 2001

Beringer Blass Wine Estates announces record California harvest intake

Beringer Blass Wines Estates (Beringer Blass), the world's leading premium wine company and a major division of Foster's Group, today announced the results of its 2001 California grape harvest intake, which totalled a record 148,234 tonnes (163,400 U.S. tons) including grapes the company grows, purchased grapes and purchased bulk wine.

The 2001 intake, which equates to approximately 11 million 9-litre cases of wine, is 4.8% greater than the 2000 intake of 141,368 tonnes (155,832 U.S. tons), largely due to increased bulk wine purchases. Beringer Blass increased its bulk wine purchases by 30% to meet growing demand for its White Zinfandel, White Merlot, and the Stone Cellars by Beringer line.

Of the total intake, red grape varieties accounted for 52,980 tonnes (58,400 U.S. tons), up approximately 20% from the 2000 crush; white varieties and red grapes grown for blush wines totalled 95,254 tonnes (105,000 U.S. tons), down approximately 3% from the 2000 crush.

The quantity of grapes grown in Beringer Blass' own vineyards increased by 9%, from 29,392 tonnes (32,400 U.S. tons) to 32,024 tonnes (35,300 U.S. tons). A total of 66,497 tonnes (73,300 U.S. tons), amounting to 75% of the owned and purchased grape intake (excluding bulk wine), was crushed at the company's own facilities.

"2001 was an exceptional vintage in terms of quality throughout California's growing regions, and particularly in the premium coastal regions where we grow our own grapes," commented Walt Klenz, Managing Director of Beringer Blass Wine Estates. "While the overall California wine industry crop size was lower than estimated, we are confident that the volume results from 2001, coupled with the large 2000 harvest, gives us adequate supply to meet the company's projected needs and growth plans."

"I think 2001 will be remembered as one of the truly exceptional vintages in California," commented Bob Steinhauer, Senior Vice President of the company's California vineyard operations.

"The weather cooperated beautifully, with a relatively cool summer, several very warm days in late August/early September, and sunny skies throughout September and October with only one brief cloudburst. The grapes ripened fully and evenly; both reds and whites show concentrated flavours, good acids and, for the reds, excellent colour. All in all, one of the best harvests I've seen."

Further Information

Media:
Rell Hannah, Director Corporate Affairs Australia, Telephone 61 3 8626 3307 or 61 (0)419 369 075
Analysts:
Domenic Panaccio, V-P Capital Markets, Telephone 61 3 9633 2641

www.beringerblass.com

Beringer Blass Wine Estates is the world's leading premium table wine group, with exceptional market depth across the key growth markets of Australia, North America, Asia Pacific and Europe. Beringer Blass ranks among the leading global wine companies by earnings and is unique in pursuing a multiple-channel global growth strategy. Its three channels encompass trade sales, consumer-direct sales and wine-related services. Employing 3,800 people across the world, Beringer Blass sells over 15 million cases of premium wine annually, and packages a further 14 million cases on behalf of third party clients. The business represents 60% of the assets of Australian-listed premium beverage company Foster's Group.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/11/2001

TIME: 09:04:13

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Beringer Blass Wine ests ann recordCalifornia harvest intake